EXHIBIT 99.1

RADVISION Teams with Quanta Computer to Advance Mobile Video Communications

World’s largest notebook computer manufacturer chooses RADVISION’s BEEHD video client for embedded tablet and desktop video conferencing

Press Release: RADVISION – Tue, Feb 21, 2012 8:00 AM EST

TAIPEI, Taiwan & FAIR LAWN, N.J. & TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, announced today that Quanta Computer, the world’s largest original design manufacturer (ODM) for notebook computers, has selected RADVISION as the technology provider for its video communications product line. Quanta, which manufactures devices for the world’s leading brands, will integrate unified communications (UC) applications into its mobile devices including its notebooks and tablets.

Quanta chose the RADVISION BEEHD video client framework for its out-of-the box video client functionality as well as its framework-level customization flexibility. This enabled Quanta developers to quickly and efficiently embed the RADVISION technology into the Quanta devices. The Quanta UC application, called LiveHD™, runs on desktop and laptop PCs and features a high quality HD 720p/30fps video call experience as well as desktop-sharing and other advanced collaboration features. The LiveHD client turns any PC into a HD UC endpoint.

“We evaluated a number of technologies before deciding to standardize on the RADVISION solution,” said Sagin Hsu, associate vice president, Quanta Innovation Center, Business Group of Cloud, Quanta Computer. “BEEHD offers a unique combination of innovation and simplicity from a development standpoint. Additionally, RADVISION’s H.264 Scalable Video Coding (SVC) and NetSense bandwidth adaptation technology enable our video client to sustain a high quality experience regardless of network conditions.”

Hsu added, “With this UC solution, Quanta is able to extend its offerings beyond hardware, enabling Quanta’s customers to take advantage of LiveHD to empower their users to participate in effective lifelike video meetings regardless of their location and at a truly affordable price point.”

Using Quanta’s embedded hardware encoder camera for H.264 video encoding, desktop, laptop, and ultrabook users can experience HD video call quality while freeing CPU power for other application needs. Quanta also extends LiveHD technology to tablet platforms, enabling on-the-go workers to benefit from meaningful and effective communications. The new video capabilities will allow Quanta’s enterprise customers to communicate efficiently between remote branches and with customers, maintaining a face-to-face communications experience. The solution is also optimized for business-to-consumer (B2C) and consumer-to-consumer (C2C) communications, extending the market opportunity for service providers offering cloud-based video communications.

“We are honored to team with Quanta to deliver its LiveHD video capabilities to market,” said Amir Zmora, RADVISION vice president of marketing and products for RADVISION’s Technology Business Unit. “Quanta has developed an innovative approach to HD video-enable any laptop or mobile client helping millions of people use video collaboration as their preferred method of communication – easily and intuitively regardless of network, carrier, protocol, application, or device they use.

Key features and functionality of the LiveHD video client include interoperability with all standards-based H.323 and SIP video systems. Additionally, the client fully supports H.323 and Session Initiation Protocol (SIP) technologies, enabling UC systems to interoperate with traditional video technologies. The LiveHD client will reside on Quanta-manufactured notebooks and tablets.

The LiveHD client will come in two variations – one for PCs and one for tablets:

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LiveHD for PCs. LiveHD for PCs leverages a unique and cost-effective processing capability that offloads H.264 video encoding from the computer CPU and uses the Quanta embedded camera equipped with an internal H.264 encoder. This capability dedicates resources as needed without compromising video quality.

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LiveHD for Tablets. LiveHD is optimized on the OMAP™ 4 mobile processing platform from Texas Instruments Incorporated (TI). The OMAP 4 processor’s smart multicore architecture offloads video encoding and decoding from the main CPUs, freeing them to support performance-intensive collaboration applications without sacrificing Quanta’s HD mobile video teleconferencing quality of 720p/30fps or higher.

“Market adoption of video conferencing depends on the deployment of high-quality multitasking use case applications intended to improve the way we communicate and collaborate. Quanta and RADVISION leverage the OMAP platform’s smart multicore architecture to make such use cases possible with the best quality of service,” said Fred Cohen, director, OMAP User Experience Team at TI.

About Quanta Computer

Quanta Computer is a Fortune Global 500 Company that is regarded as the world’s largest manufacturer for notebook computers and other PC related products. Quanta provides innovative products with leading technology that range from information, communication, networking, consumer electronics, and car electronics to storage. Founded in 1988, Quanta Computer is headquartered in Taiwan with major operation facilities set up in Asia, Canada, North America, South America, and Europe. Quanta Group currently employs over 65,000 employees worldwide with consolidated revenues topped US$36 billion for fiscal year 2011. For further information, please visit Quanta Computer’s Website at www.quantatw.com/ .

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2012 RADVISION, Ltd.

Contact:
RADVISION Corporate Contact:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
RADVISION PR Contact:
Robin Raulf-Sager, +1 201-689-6303
Director, Communications
robinr@radvision.com
or
RADVISION Investor Relations:
June Filingeri, +1 203-972-0186
Comm-Partners LLC
junefil@optonline.net
or
Quanta Computer Contact
Bryan Yen, +886 3-327-2345 Ext: 17013
Quanta Innovation Center
bryan.yen@quantatw.com